PrimeEnergy Corporation

9821 Katy Freeway, Houston, TX 77024 - (713)-735-0000

January 15, 2016

Mr. Karl Hiller

Branch Chief

Office of Natural Resources

United States Security and Exchange Commission

Division of Corporation of Finance

100 F. Street, N.E.

Washington, D.C. 20549-4628

Re: PrimeEnergy Corporation

Form 10-K for the Fiscal Year ended December 31, 2014

Filed March 18, 2015

File No. 0-07406

Dear Mr. Hiller:

We are providing the following responses to your letter dated December 15, 2015, regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2014. The responses provided below are numbered to correspond to the comments, which have been reproduced herein for ease of reference.

Form 10-K for the Fiscal Year ended December 31, 2014

Properties, page 23

Oil and Gas Production, page 24

1. We see that you disclose Natural Gas Liquids (NGL) proved reserves on page 26, but omit the annual NGL production volumes and the NGL sales prices. Please expand your disclosures to comply with Item 1204 of Regulation S-K which requires that you disclose annual production volumes and average sales prices by final product sold or explain to us the reasons you believe this would not apply to you.

Response:

We believe our disclosure of annual production volumes and average sales prices complies with Item 1204 of Regulation S-K. We sell and record our sales to gas pipelines at the pipeline receipt point on a “wet basis” generally receiving a price adjusted for BTU content or a percent of proceeds from gas plants, therefore the gas volumes and prices in our disclosures includes the value of any liquids in our gas. For calculation of our reserves we accumulate the NGL related volume data on major properties at the 8/8ths level to provide the parameters to Ryder Scott for their forecast of NGLs and “dry gas” reserves.

Reserves, page 26

2. You disclose that you developed 623 MBOE of proved undeveloped (PUD) reserves during 2014, which is about 4% of the PUD reserves (16,068 MBOE) that you report at year-end 2013, and it appears that you converted 913 MBOE (or 8%) of the PUD reserves (10,886 MBOE) that you report at year-end 2012. Given these figures and your disclosure on page 26, indicating that none of your PUD reserves are scheduled for development beyond five years of the date of first booking, we would like to understand some details of your development plans. Please describe the drilling schedule you had established to complete the development of your year-end 2014 booked PUD reserves, specifying the locations and quantities scheduled for each year, and for those scheduled to be drilled in 2015, identify the PUD locations/reserves that were actually drilled.

Response:

We review and adjust our development plans each Fall in conjunction with our Bank Borrowing Base review. The review completed in December 2014 formed the basis of the drilling schedule we established for our year-end 2014 reserve report. Our PUD reserves included 41 non-operated locations which were scheduled pursuant to planning discussions with the relevant operators. The majority of these horizontal PUDs are operated by Apache Corporation during the drilling phase and transferred to us after the wells are placed on production. The PUD locations we operate were layered into the plan, first those vertical locations with lease commitments based on the lease commitment dates and second, the horizontal locations on our HBP acreage timed to utilize operational expertise gathered during the Apache drilling and allowing time to evaluate the Apache results. Sixteen Apache wells were scheduled to be drilled in 2015 and the first well was spudded in March 2015, however during the second quarter of 2015 Apache changed their plan and pushed back continuing drilling to November 2015. Our horizontal PUDs were scheduled to be drilled in the fourth quarter of 2015 but will now commence in January 2016. See exhibit A for the detail schedule of locations, quantities and current status of wells included in the December 2014 PUDS scheduled to be drilled in 2015.

3. We understand from your disclosures that for the last three years, PUD reserves developed and the associated development capital costs are 2,985 MBOE and $102.8 million (2012 - 1,449 MBOE and $42.3 million; 2013 – 913 MMBOE and $25.9 million; 2014 – 623 MBOE and $34.6 million). These figures appear to reflect an average unit development cost of about $34/BOE. However, the unit development cost implicit in your year-end 2014 standardized measure (on page F-23) appears to be about $15/BOE. As these projected unit costs should ordinarily reflect values you or others have incurred in analogous projects and situations, please explain to us the reasons for the difference and nature of support for the lower costs. Please also tell us the extent to which your PUD reserves would be economic with development costs equal to the actual unit costs noted from your disclosures above.

Response:

We reviewed the disclosure referred to in your comment and the development costs included in your calculation are the total expenditures related to all wells in the respective year, not limited to wells that had PUD reserves assigned to them. Using the 2014 capital costs limited to those with PUD reserves assigned calculates to a unit development cost of $18.67/BOE (623MBOE and $11.6 million). We will clarify our disclosure of such costs and the associated reserves in our future filings. Our projected costs on non-operated wells were determined via discussions with the operator and for our operated properties such costs were determined by our district managers based on market prices for goods and services in the fourth quarter of 2014. We believe that substantially all of our PUD reserves would be economic with development costs equal to the actual 2014.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request an opportunity to discuss this response letter further if, following a review of this information, you have further questions, comments, or if you require additional information. Please do not hesitate to contact the undersigned by telephone at (713) 735-0000 (office), (203) 249-9129 (cell), facsimile at (713) 735-0090 or e-mail at BCummings@PrimeEnergy.com.

Sincerely, /s/ Beverly A. Cummings
Beverly A. Cummings
Executive Vice President, Chief Financial Officer

Exhibit A

Year	Region	2014 Plan Start Date	Current Status	Operated/ NonOperated	PID	WELL NO	CaseName	NET Oil MB	Net Gas MMCF	Net NGL MB	Net MBoe

2015	MIDCONT	03/01/2015	Producing	NonOperated	3031	301088	VIRGIL 3H PUD	49.027	196.106	—	81.711
2015	GC	03/01/2015		Operated	2840	607005	WING PUD 04	13.453	448.434	—	88.192
2015	WTX	04/15/2015	Producing	NonOperated	2973	604701	APACHE UPTON HZ 7500 #01 PUD - CC 4132 A #1HM	165.346	173.713	37.956	232.254
2015	WTX	04/15/2015	Producing	NonOperated	2974	604702	APACHE UPTON HZ 7500 #02 PUD - CC 4132 B #1HM	165.346	173.713	37.956	232.254
2015	WTX	04/15/2015	Awaiting Completion	NonOperated	2975	604703	APACHE UPTON HZ 7500 #03 PUD - CC 4132 C #1HM	165.346	173.713	37.956	232.254
2015	WTX	04/15/2015	Drilling	NonOperated	2976	604704	APACHE UPTON HZ 7500 #04 PUD - CC 4132 D #1HM	165.346	173.713	37.956	232.254
2015	WTX	04/29/2015		NonOperated	2977	604705	APACHE UPTON HZ 7500 #05 PUD - CC 4132 E #1HM	165.400	173.769	37.968	232.330
2015	WTX	04/29/2015		NonOperated	2978	604706	APACHE UPTON HZ 7500 #06 PUD - CC 4132 F #1HM	165.400	173.769	37.968	232.330
2015	WTX	04/29/2015		NonOperated	2979	604707	APACHE UPTON HZ 7500 #07 PUD - CC 4132 G #1HM	165.400	173.769	37.968	232.330
2015	WTX	04/29/2015		NonOperated	2980	604708	APACHE UPTON HZ 7500 #08 PUD - CC 4132 H #1HM	165.400	173.769	37.968	232.330
2015	WTX	05/01/2015	Producing	Operated	2689	300370	HARTGROVE #1 PUD actually 3	40.758	102.784	23.007	80.896
2015	MIDCONT	05/01/2015		Operated	2870	603012	HARKREADER NO 2-27 PUD	15.092	—	—	15.092
2015	GC	05/01/2015		NonOperated	3000	607701	DAUGHERTY #3PUD	11.369	6.536	—	12.459
2015	MIDCONT	05/15/2015		NonOperated	3109	301017	AVANTI #3526-4H	9.825	30.948	—	14.983
2015	MIDCONT	06/01/2015	Producing	NonOperated	3116	301093	MINNIE #1H-9X - now named Redhead	10.277	16.739	—	13.067
2015	GC	06/01/2015		Operated	2838	607003	WING PUD 02	13.453	448.434	—	88.192
2015	WTX	06/20/2015		NonOperated	2981	604709	APACHE UPTON HZ 7500 #09 PUD - CC 4132 I #1HM	165.410	173.780	37.971	232.344

Exhibit A

2015	WTX	06/20/2015		NonOperated	2982	604710	APACHE UPTON HZ 7500 #10 PUD - CC 4132 J #1HM	165.410	173.780	37.971	232.344
2015	WTX	08/25/2015		NonOperated	2983	604711	APACHE UPTON HZ 7500 #11 PUD - CC 4132 K #1HM	165.405	173.775	37.970	232.338
2015	WTX	08/25/2015		NonOperated	2984	604712	APACHE UPTON HZ 7500 #12 PUD - CC 4132 L #1HM	165.405	173.775	37.970	232.338
2015	WTX	09/01/2015		Operated	2690	300375	HARTGROVE #2 PUD	40.586	102.541	22.953	80.629
2015	MIDCONT	09/01/2015		NonOperated	2971	300931	ADELINE 31-2H	21.076	84.303	—	35.126
2015	WTX	10/01/2015		Operated	2948	300826	SCHENECKER 13-9 PUD 5	54.736	90.971	22.841	92.739
2015	WTX	10/01/2015		Operated	2950	300830	SCHENECKER 13-11 PUD 7	54.736	90.971	22.841	92.739
2015	WTX	10/01/2015		Operated	2951	300831	SCHENECKER 13-12 PUD 8	54.736	90.971	22.841	92.739
2015	WTX	10/01/2015		Operated	2915	300905	SCHENECKER 13-7 PUD 3	54.736	90.971	22.841	92.739
2015	WTX	10/01/2015	Drilling	Operated	2919	300908	SCHENECKER 18-5 PUD 3 – now will be a Horizontal	50.344	83.672	20.737	85.026
2015	WTX	10/01/2015		Operated	2920	300909	SCHENECKER 18-6 PUD 4	50.344	83.672	20.737	85.026
2015	WTX	10/01/2015	Producing	Operated	2923	300957	STIMSON-BURLEY 28-3 PUD 1	13.760	22.299	6.109	23.586
2015	WTX	10/01/2015		Operated	2934	604051	HASTING PUD 2	35.432	47.313	14.988	58.306
2015	WTX	10/01/2015		Operated	2926	604082	STRAIN 14 PUD 1	18.019	27.617	9.000	31.622
2015	WTX	10/01/2015		Operated	2930	604086	STRAIN 24 PUD 1	18.019	27.617	9.000	31.622
2015	WTX	10/01/2015		Operated	3049	604933	WEATHERBY 1216 HZ 5000 #01	106.612	200.908	29.879	169.975
2015	WTX	10/01/2015		Operated	3057	604941	WEATHERBY 1219 HZ 5000 #01	99.949	188.351	28.011	159.352
2015	WTX	10/15/2015		NonOperated	2985	604713	APACHE UPTON HZ 7500 #13 PUD - CC 4132 M #1HM	165.347	173.714	37.956	232.256

Exhibit A

2015	WTX	10/15/2015	NonOperated	2986	604714	APACHE UPTON HZ 7500 #14 PUD - CC 4132 N #1HM	165.347	173.714	37.956	232.256
2015	WTX	11/01/2015	NonOperated	2987	604715	APACHE UPTON HZ 7500 #15 PUD - CC 4132 O #1HM	165.361	173.728	37.960	232.275
2015	WTX	11/01/2015	NonOperated	2988	604716	APACHE UPTON HZ 7500 #16 PUD - CC 4132 P #1HM	165.361	173.728	37.960	232.275
2015	WTX	11/01/2015	Operated	3050	604934	WEATHERBY 1216 HZ 5000 #02	106.612	200.908	29.879	169.975
2015	WTX	11/01/2015	Operated	3058	604942	WEATHERBY 1219 HZ 5000 #02	99.949	188.351	28.011	159.352
2015	WTX	11/15/2015	Operated	2949	300829	SCHENECKER 13-10 PUD 6	54.673	90.866	22.815	92.632
2015	WTX	11/15/2015	Operated	2914	300904	SCHENECKER 13-6 PUD 2	54.673	90.866	22.815	92.632
2015	MIDCONT	12/01/2015	Operated	2872	603023	ORR, WALTER #22 PUD	16.917	—	—	16.917
2015	MIDCONT	12/01/2015	NonOperated	3028	603701	BERTHA 25-2H	17.991	71.965	—	29.986
2015	WTX	12/01/2015	Operated	3005	604901	REAGAN CO WATKINS HZ 5000 #01 PUD	199.897	376.703	56.022	318.704
2015	WTX	12/01/2015	Operated	3041	604925	REAGAN CO WATKINS HZ 5000 #09 PUD	199.897	376.703	56.022	318.704
2016	WTX	01/01/2016	Operated	3006	604902	REAGAN CO WATKINS HZ 5000 #02 PUD	199.897	376.703	56.022	318.704
2016	WTX	01/01/2016	Operated	3042	604926	REAGAN CO WATKINS HZ 5000 #10 PUD	199.897	376.703	56.022	318.704
2016	WTX	02/01/2016	Operated	3007	604903	REAGAN CO HUNT HZ 7500 #01 PUD	269.843	509.356	75.750	430.486
2016	WTX	02/01/2016	Operated	3033	604917	REAGAN CO HUNT HZ 7500 #09 PUD	269.843	509.356	75.750	430.486
2016	WTX	03/01/2016	Operated	3008	604904	REAGAN CO HUNT HZ 7500 #02 PUD	269.745	509.172	75.723	430.330
2016	WTX	03/01/2016	Operated	3034	604918	REAGAN CO HUNT HZ 7500 #10 PUD	269.745	509.172	75.723	430.330
2016	WTX	04/01/2016	Operated	3009	604905	REAGAN CO WATKINS HZ 5000 #03 PUD	199.894	376.696	56.021	318.698

Exhibit A

2016	WTX	04/01/2016		Operated	3043	604927	REAGAN CO WATKINS HZ 5000 #11 PUD	199.894	376.696	56.021	318.698
2016	WTX	04/01/2016		Operated	3051	604935	WEATHERBY 1216 HZ 5000 #03	106.610	200.904	29.878	169.972
2016	WTX	04/01/2016		Operated	3059	604943	WEATHERBY 1219 HZ 5000 #03	99.947	188.348	28.011	159.349
2016	MIDCONT	05/01/2016	Producing	Operated	2875	603029	RSSU #4-4 PUD	16.096	—	—	16.096
2016	WTX	05/01/2016		Operated	3010	604906	REAGAN CO WATKINS HZ 5000 #04 PUD	199.894	376.696	56.021	318.698
2016	WTX	05/01/2016		Operated	3044	604928	REAGAN CO WATKINS HZ 5000 #12 PUD	199.894	376.696	56.021	318.698
2016	WTX	06/01/2016		Operated	3011	604907	REAGAN CO HUNT HZ 7500 #03 PUD	269.846	509.362	75.751	430.491
2016	WTX	06/01/2016		Operated	3035	604919	REAGAN CO HUNT HZ 7500 #11 PUD	269.846	509.362	75.751	430.491
2016	WTX	06/01/2016		Operated	3052	604936	WEATHERBY 1216 HZ 5000 #04	106.610	200.904	29.878	169.972
2016	WTX	06/01/2016		Operated	3060	604944	WEATHERBY 1219 HZ 5000 #04	99.947	188.348	28.011	159.349
2016	WTX	07/01/2016		NonOperated	2627	604003	APACHE COWDEN 41 #1 PUD - CC 4144 A #1HM	34.629	76.755	17.181	64.603
2016	WTX	07/01/2016		Operated	3012	604908	REAGAN CO HUNT HZ 7500 #04 PUD	269.745	509.172	75.723	430.330
2016	WTX	07/01/2016		Operated	3036	604920	REAGAN CO HUNT HZ 7500 #12 PUD	269.745	509.172	75.723	430.330
2016	WTX	08/01/2016		Operated	3013	604909	REAGAN CO WATKINS HZ 5000 #05 PUD	199.894	376.696	56.021	318.698
2016	WTX	08/01/2016		Operated	3045	604929	REAGAN CO WATKINS HZ 5000 #13 PUD	199.894	376.696	56.021	318.698
2016	WTX	08/01/2016		Operated	3053	604937	WEATHERBY 1216 HZ 5000 #05	106.610	200.904	29.878	169.972
2016	WTX	08/01/2016		Operated	3061	604945	WEATHERBY 1219 HZ 5000 #05	99.947	188.348	28.011	159.349
2016	WTX	09/01/2016		Operated	3014	604910	REAGAN CO WATKINS HZ 5000 #06 PUD	199.894	376.696	56.021	318.698

Exhibit A

2016	WTX	09/01/2016	Operated	3046	604930	REAGAN CO WATKINS HZ 5000 #14 PUD	199.894	376.696	56.021	318.698
2016	WTX	09/01/2016	Operated	3054	604938	WEATHERBY 1216 HZ 5000 #06	106.610	200.904	29.878	169.972
2016	WTX	09/01/2016	Operated	3062	604946	WEATHERBY 1219 HZ 5000 #06	99.947	188.348	28.011	159.349
2016	WTX	10/01/2016	Operated	2953	300825	SCHENECKER 13-14 PUD 10	54.212	90.101	22.623	91.852
2016	WTX	10/01/2016	Operated	2913	300828	SCHENECKER 13-5 PUD 1	54.212	90.101	22.623	91.852
2016	WTX	10/01/2016	Operated	2952	300832	SCHENECKER 13-13 PUD 9	54.212	90.101	22.623	91.852
2016	WTX	10/01/2016	Operated	2918	300907	SCHENECKER 18-4 PUD 2	49.862	82.871	20.538	84.213
2016	WTX	10/01/2016	Operated	2922	300910	SCHENECKER 18-8 PUD 6	49.862	82.871	20.538	84.213
2016	WTX	10/01/2016	Operated	2933	604050	HASTING PUD 1	35.432	47.312	14.988	58.304
2016	WTX	10/01/2016	Operated	2892	604061	MARTIN COUNTY #10 PUD	34.806	56.678	14.535	58.787
2016	WTX	10/01/2016	Operated	2890	604065	MARTIN COUNTY #8 PUD	34.806	56.678	14.535	58.787
2016	WTX	10/01/2016	Operated	2891	604066	MARTIN COUNTY #9 PUD	34.806	56.678	14.535	58.787
2016	WTX	10/01/2016	Operated	2927	604083	STRAIN 19 PUD 1	18.018	27.616	9.000	31.621
2016	WTX	10/01/2016	Operated	2931	604092	WILLIAMS PUD 1	54.669	86.415	17.910	86.981
2016	WTX	10/01/2016	Operated	3015	604911	REAGAN CO HUNT HZ 7500 #05 PUD	269.745	509.172	75.723	430.330
2016	WTX	10/01/2016	Operated	3037	604921	REAGAN CO HUNT HZ 7500 #13 PUD	269.745	509.172	75.723	430.330
2016	WTX	11/01/2016	Operated	3016	604912	REAGAN CO HUNT HZ 7500 #06 PUD	269.846	509.362	75.751	430.491
2016	WTX	11/01/2016	Operated	3038	604922	REAGAN CO HUNT HZ 7500 #14 PUD	269.846	509.362	75.751	430.491

Exhibit A

2016	MIDCONT	12/01/2016	Operated	2878	603022	NEWBERRY, HART #6 PBUD	17.344	—	—	17.344
2016	WTX	12/01/2016	Operated	3017	604913	REAGAN CO WATKINS HZ 5000 #07 PUD	199.894	376.696	56.021	318.698
2016	WTX	12/01/2016	Operated	3047	604931	REAGAN CO WATKINS HZ 5000 #15 PUD	199.894	376.696	56.021	318.698
2017	WTX	01/01/2017	NonOperated	2829	604001	APACHE COWDEN 40 #1 PUD	34.790	77.138	17.267	64.913
2017	WTX	01/01/2017	NonOperated	2901	604002	APACHE COWDEN 40 #2 PUD	34.790	77.138	17.267	64.913
2017	WTX	01/01/2017	Operated	3018	604914	REAGAN CO WATKINS HZ 5000 #08 PUD	199.894	376.696	56.021	318.698
2017	WTX	01/01/2017	Operated	3048	604932	REAGAN CO WATKINS HZ 5000 #16 PUD	199.894	376.696	56.021	318.698
2017	WTX	01/01/2017	Operated	3160	604998	REAGAN TURNER RANCH HZ 5000 #01 PUD	199.894	376.696	56.021	318.698
2017	WTX	01/01/2017	Operated	3161	604999	REAGAN TURNER RANCH HZ 5000 #02 PUD	199.894	376.696	56.021	318.698
2017	MIDCONT	02/01/2017	Operated	2877	603030	SELBY, ADA #3 PUD	16.103	—	—	16.103
2017	WTX	02/01/2017	Operated	3019	604915	REAGAN CO HUNT HZ 7500 #07 PUD	269.843	509.356	75.750	430.486
2017	WTX	02/01/2017	Operated	3039	604923	REAGAN CO HUNT HZ 7500 #15 PUD	269.843	509.356	75.750	430.486
2017	WTX	03/01/2017	Operated	3020	604916	REAGAN CO HUNT HZ 7500 #08 PUD	269.749	509.178	75.724	430.336
2017	WTX	03/01/2017	Operated	3040	604924	REAGAN CO HUNT HZ 7500 #16 PUD	269.749	509.178	75.724	430.336
2017	WTX	04/01/2017	Operated	3055	604939	WEATHERBY 1216 HZ 5000 #07	106.610	200.904	29.878	169.972
2017	WTX	04/01/2017	Operated	3063	604947	WEATHERBY 1219 HZ 5000 #07	99.947	188.348	28.011	159.349
2017	WTX	05/01/2017	Operated	3056	604940	WEATHERBY 1216 HZ 5000 #08	106.610	200.904	29.878	169.972
2017	WTX	05/01/2017	Operated	3064	604948	WEATHERBY 1219 HZ 5000 #08	99.947	188.348	28.011	159.349

Exhibit A

2017	WTX	07/01/2017		NonOperated	2628	604004	APACHE COWDEN 41 #2 PUD - CC 4144 B #1HM	34.629	76.844	17.201	64.638
2017	WTX	07/01/2017		NonOperated	2629	604005	APACHE COWDEN 41 #3 PUD - CC 4144 C #1HM	34.629	76.844	17.201	64.638
2017	WTX	07/01/2017		NonOperated	2630	604006	APACHE COWDEN 41 #4 PUD - CC 4144 D #1HM	34.629	76.844	17.201	64.638
2017	WTX	07/01/2017		Operated	2906	604067	MEINER PUD 1	28.464	66.277	22.983	62.493
2017	WTX	10/01/2017		Operated	2958	300827	SCHENECKER 13-19 PUD 15	54.212	90.101	22.623	91.852
2017	WTX	10/01/2017		Operated	2955	300833	SCHENECKER 13-16 PUD 12	54.212	90.101	22.623	91.852
2017	WTX	10/01/2017		Operated	2956	300906	SCHENECKER 13-17 PUD 13	54.212	90.101	22.623	91.852
2017	WTX	10/01/2017		Operated	2907	604022	BENTLEY, MARGIE PUD 1	33.172	51.837	11.603	53.415
2017	WTX	10/01/2017		Operated	2935	604052	HASTING PUD 3	35.432	47.312	14.988	58.304
2017	WTX	10/01/2017	Awaiting Completion	Operated	2924	604080	STIMSON-BURLEY 28-A1 PUD 1	50.922	84.816	19.921	84.979
2017	WTX	10/01/2017		Operated	2925	604081	STIMSON-BURLEY 28-A2 PUD 1	50.922	84.816	19.921	84.979
2017	WTX	10/01/2017		Operated	2928	604084	STRAIN 19 PUD 2	18.018	27.616	9.000	31.621
2017	WTX	10/01/2017		Operated	2929	604085	STRAIN 19 PUD 3	18.018	27.616	9.000	31.621
2017	WTX	10/01/2017		Operated	2932	604093	WILLIAMS PUD 2	54.340	85.895	17.802	86.458
2018	WTX	01/01/2018		NonOperated	2631	604007	APACHE COWDEN 44 #1 PUD	35.107	77.708	17.394	65.452
2018	WTX	01/01/2018		NonOperated	2632	604008	APACHE COWDEN 44 #2 PUD	35.107	77.708	17.394	65.452
2018	WTX	01/01/2018		NonOperated	2633	604009	APACHE COWDEN 44 #3 PUD	35.107	77.708	17.394	65.452
2018	WTX	01/01/2018		NonOperated	2825	604016	APACHE COWDEN 45 #3 PUD	35.107	77.708	17.394	65.452

Exhibit A

2018	WTX	01/01/2018	NonOperated	2826	604017	APACHE COWDEN 45 #4 PUD	35.107	77.708	17.394	65.452
2018	WTX	01/01/2018	Operated	2847	604041	GPS #5 PUD	17.599	30.176	18.566	41.195
2018	WTX	07/01/2018	Operated	2513	300146	KILE A#9 PUD	16.179	37.308	8.304	30.701
2018	WTX	07/01/2018	Operated	2515	300147	KILE B#11 PUD	16.179	37.380	8.321	30.729
2018	WTX	07/01/2018	NonOperated	2634	604010	APACHE COWDEN 44 #4 PUD	34.952	77.430	17.332	65.189
2018	WTX	07/01/2018	NonOperated	2635	604011	APACHE COWDEN 44 #5 PUD	34.952	77.430	17.332	65.189
2018	WTX	07/01/2018	NonOperated	2821	604012	APACHE COWDEN 44 #6 PUD	34.952	77.430	17.332	65.189
2018	WTX	07/01/2018	NonOperated	2822	604013	APACHE COWDEN 44 #7 PUD	34.952	77.430	17.332	65.189
2018	WTX	07/01/2018	NonOperated	2823	604014	APACHE COWDEN 45 #1 PUD	34.952	77.430	17.332	65.189
2018	WTX	07/01/2018	NonOperated	2824	604015	APACHE COWDEN 45 #2 PUD	34.952	77.430	17.332	65.189
2018	WTX	07/01/2018	NonOperated	2827	604018	APACHE COWDEN 45 #5 PUD	34.952	77.430	17.332	65.189
2018	WTX	07/01/2018	NonOperated	2828	604019	APACHE COWDEN 45 #6 PUD	34.952	77.430	17.332	65.189
2018	WTX	07/01/2018	Operated	2617	604058	KILE #13 PUD	16.179	37.308	8.304	30.701
2018	WTX	07/01/2018	Operated	2618	604059	KILE #14 PUD	15.954	36.436	8.110	30.137